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SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 2)*	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response. . . 11
Perficient, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
71375U 101
(CUSIP Number)
December 10, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐      Rule 13d-1(b)

        ☒      Rule 13d-1(c)

        ☐      Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            71375U 101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
John T. McDonald

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a)	☒
		(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power
1,118,091

		6.	Shared Voting Power
512,892

		7.	Sole Dispositive Power
1,118,091

		8.	Shared Dispositive Power
512,892

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,630,983

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
N/A

11.	Percent of Class Represented by Amount in Row (9)
14.38%

12.	Type of Reporting Person (See Instructions)
IN

CUSIP No.              71375U 101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Beekman Ventures, Inc. Tax I.D. #13-4025052

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a)	☒
		(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power
0

		6.	Shared Voting Power
512,892

		7.	Sole Dispositive Power
0

		8.	Shared Dispositive Power
512,892

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
512,892

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
N/A

11.	Percent of Class Represented by Amount in Row (9)
4.87%

12.	Type of Reporting Person (See Instructions)
HC

Item 1.

(a)	Name of Issuer:
Perficient, Inc.

(b)	Address of Issuer's Principal Executive Offices
7600-B North Capital of Texas Highway, Suite 340, Austin, Texas 78731

Item 2.

(a)	Name of Person Filing:
John T. McDonald; Beekman Ventures, Inc.

(b)	Address of Principal Business Office or, if none, Residence
c/o Perficient, Inc., 7600-B North Capital of Texas Highway, Suite 340, Austin, Texas 78731

(c)	Citizenship:
John T. McDonald is a United States citizen; Beekman Ventures, Inc. is a Delaware corporation

(d)	Title of Class of Securities:
Common Stock

(e)	CUSIP Number:
71375U 101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

John T. McDonald                Beekman Ventures,Inc.
1,630,983*                                                         512,892
*Includes 512,892 shares owned by Beekman Ventures, Inc., of which Mr. McDonald is president and sole shareholder. Includes 150,000 shares that may be acquired upon exercise of a stock option granted to Mr. McDonald by a stockholder of the Issuer and options to purchase 380,628 shares under the Issuer's stock option plan. Does not include options to purchase 413,583 shares of common stock that are not exercisable within 60 days of the date hereof. Includes 100,968 shares of common stock issuable upon conversion of Series A Preferred Stock and warrants to purchase 50,484 shares of common stock. Does not include 150,000 shares of common stock that may be acquired upon the exercise of a stock option granted to Mr. McDonald by a stockholder of the Issuer. Does not include 72,498 shares held in escrow pursuant to the Stock Purchase Agreement dated December 10, 2002

(b)	Percent of class: 14.38% 4.87%

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 1,118,091 0

	(ii)	Shared power to vote or to direct the vote 512,892 512,892

	(iii)	Sole power to dispose or to direct the disposition of 1,118,091 0

	(iv)	Shared power to dispose or to direct the disposition of 512,892 512,892

Item 5. Ownership of Five Percent or Less of a Class

        Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        Not Applicable.

Item 8. Identification and Classification of Members of the Group

        Not Applicable.

Item 9. Notice of Dissolution of Group

        Not Applicable.

Item 10. Certification

        (b)    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 12, 2002
Date

/s/ JOHN T. MCDONALD
Signature

John T. McDonald
Name/Title

/s/ JOHN T. MCDONALD
Signature

Beekman Ventures, Inc. John T. McDonald, President
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§240.13d-7 for other parties for whom copies are to be sent.

Attention:    Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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